UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                             KINETIC CONCEPTS, INC.
                               -----------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.001 Per Share
                         -----------------------------
                         (Title of Class of Securities)

                                  49460W208
                                  ---------
                                (CUSIP Number)

                               Gregory D. Hitchan
                         Blum Capital Partners, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                November 30, 2006
                                 --------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 of 15

CUSIP NO. 49460W208            SCHEDULE 13D                     Page 2 of 15

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3205364
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       4,509,753**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  4,509,753**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,509,753**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                6.5%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                          PN, IA

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 49460W208            SCHEDULE 13D                     Page 3 of 15

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON              RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       4,509,753**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  4,509,753**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,509,753**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                6.5%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              CO

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 49460W208              SCHEDULE 13D                    Page 4 of 15

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BLUM STRATEGIC GP II, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3395150
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      4,509,753**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 4,509,753**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,509,753**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               6.5%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



 CUSIP NO. 49460W208            SCHEDULE 13D                     Page 5 of 15

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   BLUM STRATEGIC GP III, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              04-3809436
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      4,509,753**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 4,509,753**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,509,753**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                6.5%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 49460W208             SCHEDULE 13D                    Page 6 of 15

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP III, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              02-0742606
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      4,509,753**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 4,509,753**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,509,753**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                6.5%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


 CUSIP NO. 49460W208              SCHEDULE 13D                   Page 7 of 15

-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                 SADDLEPOINT PARTNERS GP, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              83-0424234
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                      4,509,753**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                 4,509,753**

-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,509,753**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                6.5%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                 OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 49460W208            SCHEDULE 13D                     Page 8 of 15

Item 1.  Security and Issuer
----------------------------

This Amendment No. 1 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on September 21, 2006 by Blum Capital Partners, L.P., a California limited partnership, ("Blum LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP II, L.L.C., a Delaware limited liability company ("Blum GP II"); Blum Strategic GP III, L.L.C., a Delaware limited liability company ("Blum GP III"); Blum Strategic GP III, L.P., a Delaware limited partnership ("Blum GP III LP"); and Saddlepoint Partners
GP, L.L.C., a Delaware limited liability company ("Saddlepoint GP") (collectively, the "Reporting Persons"). This Amendment No. 1 relates to shares of Common Stock, $.001 par value per share (the "Common Stock"), of Kinetic Concepts, Inc., a Texas corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 8023
Vantage Drive, San Antonio, TX 78230.  The following amendments to the
Schedule 13D are hereby made by this Amendment No. 1. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background
--------------------------------

Item 2 of the Schedule 13D is hereby amended to add the following:

Since the original filing of Schedule 13D on September 21, 2006, there have been changes to the managing members and members of Blum GP II.

The principal business office address of Blum GP II is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of Blum GP II, their addresses, citizenship and principal occupations are as follows:

Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.        USA       President &
Managing Member      Suite 400                           Chairman, Blum LP
                     San Francisco, CA 94133

Nils Colin Lind      909 Montgomery St.        USA and   Managing Partner,
Managing Member      Suite 400                 Norway    Blum LP
                     San Francisco, CA 94133

John H. Park         909 Montgomery St.        USA       Partner,
Managing Member      Suite 400                           Blum LP
                     San Francisco, CA 94133

Gregory L. Jackson   909 Montgomery St.        USA       Partner,
Managing Member      Suite 400                           Blum LP
                     San Francisco, CA 94133

CUSIP NO. 49460W208          SCHEDULE 13D                     Page 9 of 15

Name and               Business                Citizen-   Principal Occupation
Office Held            Address                  ship       or Employment
-------------------   -----------------------  ---------  -------------------
Jane J. Su             909 Montgomery St.       USA        Partner,
Member                 Suite 400                           Blum LP
                       San Francisco, CA 94133

David H.S. Chung       909 Montgomery St.       USA       Partner,
Member                 Suite 400                          Blum LP
                       San Francisco, CA 94133

Gregory D. Hitchan     909 Montgomery St.       USA       Partner, Chief
Managing Member        Suite 400                          Operating Officer,
                       San Francisco, CA 94133            General Counsel &
                                                          Secretary, Blum LP

Marc T. Scholvinck     909 Montgomery St.       USA       Partner & Chief
Managing Member        Suite 400                          Financial Officer,
                       San Francisco, CA 94133            Blum LP

William Scott Hartman  909 Montgomery St.       USA       Partner,
Member                 Suite 400                          Blum LP
                       San Francisco, CA 94133

Since the original filing of Schedule 13D on September 21, 2006, there have been changes to the managing members of Blum GP III.

The principal business office address of Blum GP III and Blum GP III LP is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the managing members and members of Blum GP III, their addresses, citizenship and principal occupations are as follows:

Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Richard C. Blum       909 Montgomery St.       USA       President &
Managing Member       Suite 400                          Chairman, Blum LP
                      San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       USA and   Managing Partner,
Managing Member       Suite 400                Norway    Blum LP
                      San Francisco, CA 94133

John H. Park          909 Montgomery St.       USA       Partner,
Managing Member       Suite 400                          Blum LP
                      San Francisco, CA 94133

Gregory L. Jackson    909 Montgomery St.       USA       Partner,
Managing Member       Suite 400                          Blum LP
                      San Francisco, CA 94133


CUSIP NO. 49460W208            SCHEDULE 13D                     Page 10 of 15


Name and               Business                Citizen-   Principal Occupation
Office Held            Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Jane J. Su             909 Montgomery St.        USA       Partner,
Member                 Suite 400                           Blum LP
                       San Francisco, CA 94133

David H.S. Chung       909 Montgomery St.        USA       Partner,
Member                 Suite 400                           Blum LP
                       San Francisco, CA 94133

Gregory D. Hitchan     909 Montgomery St.        USA       Partner, Chief
Managing Member        Suite 400                           Operating Officer,
                       San Francisco, CA 94133             General Counsel &
                                                           Secretary, Blum LP

Marc T. Scholvinck     909 Montgomery St.        USA       Partner & Chief
Member                 Suite 400                           Financial Officer,
                       San Francisco, CA 94133             Blum LP

William Scott Hartman  909 Montgomery St.        USA       Partner,
Member                 Suite 400                           Blum LP
                       San Francisco, CA 94133

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction
-------------------------------

Item 4 of the Schedule 13D is hereby amended and restated as follows:

In August 2006, the Reporting Persons began purchasing Common Stock of the Issuer. These purchases were made on the open market and through a purchase plan that complies with Rule 10b5-1 under the Securities and Exchange Act of 1934, as amended (the "Act"). The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.


CUSIP NO. 49460W208            SCHEDULE 13D                     Page 11 of 15

On August 31, 2006, Blum LP, on behalf of itself and its affiliates, entered into a purchase plan (the "Original 10b5-1 Purchase Plan") with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") in accordance with Rule 10b5-1 under the Act. The Original 10b5-1 Purchase Plan provided for the periodic acquisition of Common Stock up to an aggregate of 3,000,000 shares through January 3, 2007 to be allocated among the affiliates of the Reporting Persons.

On November 30, 2006, Blum LP, on behalf of itself and its affiliates, entered into an amendment (the "10b5-1 Plan Amendment") of the Original 10b5-1 Purchase Plan with Merrill Lynch. The 10b5-1 Plan Amendment increased the number of shares of Common Stock that may be periodically acquired pursuant to the Original 10b5-1 Purchase Plan, as amended by the 10b5-1 Plan Amendment (the "10b5-1 Purchase Plan"), to 5,200,000. The 10b5-1 Plan Amendment further provided that no additional shares of Common Stock may be acquired pursuant to the 10b5-1 Purchase Plan prior to December 14, 2006 and that any additional periodic acquisitions of shares of Common Stock pursuant to the 10b5-1 Purchase Plan must occur no later than February 2, 2007. The 10b5-1 Purchase Plan may be modified or amended upon the written agreement of Blum LP and Merrill Lynch. Transactions under the 10b5-1 Purchase Plan are subject to certain price restrictions and the 10b5-1 Purchase Plan may be terminated by Blum LP at any time.

In connection with the entry into the 10b5-1 Plan Amendment, on December 1, 2006, Blum Strategic III filed a Notification and Report Form (the "HSR Notification") under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the "HSR Act"), with respect to the intended acquisition by Blum Strategic III of additional shares of Common Stock pursuant to the 10b5-1 Purchase Plan that could result in the aggregate value of all shares of Common Stock held by Blum Strategic III exceeding $56.7 million but being less than $113.4 million. Upon the expiration or termination of the applicable waiting period under the HSR Act, Blum Strategic III may acquire additional shares of Common Stock pursuant to the 10b5-1 Purchase Plan that result in the aggregate value of all shares of Common Stock held by Blum Strategic III after such acquisitions exceeding $56.7 million but being less than $113.4 million. With respect to each of the foregoing sentences of this paragraph, any such value would be determined pursuant to the HSR Act by using the lowest closing quotation or closing bid price during the 45 calendar days immediately prior to December 1, 2006.

Subject to the terms and conditions of the 10b5-1 Purchase Plan and the expiration or termination of the applicable waiting period under the HSR Act with respect to the HSR Notification, each as described above, the Reporting Persons may periodically acquire additional shares of Common Stock. The purpose of any such acquisitions of the Common Stock would be for investment, and any such acquisitions of the Common Stock would be made in the ordinary course of business and not for the purpose of acquiring control of the Issuer.


CUSIP NO. 49460W208            SCHEDULE 13D                     Page 12 of 15

Other than the 10b5-1 Purchase Plan and the HSR Notification described above, no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, although consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

Nils Colin Lind, who is an executive officer or managing member of each of the Reporting Persons, is a member of the Board of Directors of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs
(a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The information set forth in this Item 4 is qualified in its entirety by reference to the Original Rule 10b5-1 Purchase Plan, attached to the original filing of Schedule 13D on September 21, 2006 as Exhibit B, and the 10b5-1 Plan Amendment, attached hereto as Exhibit D, each of which is incorporated by reference herein in its entirety.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

Item 5 of the Schedule 13D is hereby amended to add the following:

(a), (b) According to the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 3, 2006, there were 69,785,614 shares of Common Stock issued and outstanding as of October 31, 2006. Based on such information, the Reporting Persons report beneficial ownership of the following shares of Common Stock: (i) 3,124,303 shares of Common Stock held by Blum LP and RCBA Inc. on behalf of the limited partnerships for which Blum LP serves as the general partner, or on behalf of an entity for which Blum LP serves as investment advisor, which represents 4.5% of the outstanding shares of the Common Stock; (ii) 142,852 shares of the Common Stock held by Blum GP II on behalf of the limited partnership for which it serves as the general partner and on behalf of the limited partnership for which it serves as the managing limited partner, which represents 0.2% of the outstanding shares of the Common Stock; III which
(iii) 1,082,500 shares of the Common Stock held by Blum GP

CUSIP NO. 49460W208            SCHEDULE 13D                     Page 13 of 15

serves as general partner of Blum GP III LP which, in turn, serves as the general partner of Blum Strategic III, which represents 1.6% of the outstanding shares of the Common Stock; (iv) 68,400 shares of the Common Stock held by Saddlepoint GP on behalf of a partnership for which it serves as the general partner, which represents 0.1% of the outstanding shares of the Common Stock; and (v) 20,500 shares of the Common Stock that are legally owned by The Nuclear Decommissioning Trust of Dominion Nuclear Connecticut, Inc. ("Dominion Connecticut"), which represents less than 0.1% of the outstanding shares of the Common Stock and 20,500 shares of the Common Stock that are legally owned by Virginia Electric and Power Company Qualified Nuclear Decommissioning Trust ("Virginia Electric"), which represents less than 0.1% of the outstanding shares of the Common Stock (collectively, the "Investment Advisory Clients"), with respect to which Blum LP has voting and investment power. Each Investment Advisory Client has entered into an investment management agreement with Blum LP, but neither Investment Advisory Client has any contract, arrangement or understanding with the other Investment Advisory Client, or any other Reporting Person, with respect to the acquisition, ownership, disposition or voting of any shares of the Common Stock. Each Investment Advisory Client disclaims membership in a group with any Reporting Person or with the other Investment Advisory Client, and each disclaims beneficial ownership of any shares beneficially owned by the Reporting Persons other than for their own account.

Voting and investment power concerning the above shares are held solely by Blum LP, Blum GP II, Blum GP III and Saddlepoint GP. The Reporting Persons may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of, and shared voting power with respect to, an aggregate of 4,509,753 shares of the Common Stock, which is 6.5% of the outstanding Common Stock. As the sole general partner of Blum LP, RCBA Inc. is deemed the beneficial owner of the securities over which Blum LP has voting and investment power. The filing of this Schedule shall not be construed as an admission that any of the shareholders, directors or executive officers of RCBA Inc.
or the managing members and members of Blum GP II, Blum GP III, Blum
GP III LP, and Saddlepoint GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA
Inc., Blum GP II, Blum GP III LP, Blum GP III, or Saddlepoint GP.

(c) Not applicable.  No transactions within the last 60 days.

(d) and (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
----------------------------------------------------------------------

Item 6 of the Schedule 13D is hereby amended and restated as follows:

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or oss, or the giving or withholding of proxies, except i) the

CUSIP NO. 49460W208            SCHEDULE 13D                    Page 14 of 15


10b5-1 Purchase Plan as previously disclosed in Item 4 above, and
ii) as noted above in Item 5, Blum LP has voting and investment power of the shares held by it for the benefit of The Investment Advisory Clients.

The information set forth in this Item 6 is qualified in its entirety by reference to the Original Rule 10b5-1 Purchase Plan, attached to the original filing of Schedule 13D on September 21, 2006 as Exhibit B, and the 10b5-1 Plan Amendment, attached hereto as Exhibit D, each of which is incorporated by reference herein in its entirety.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit C  Joint Filing Undertaking.
Exhibit D  10b5-1 Plan Amendment.

CUSIP NO. 49460W208            SCHEDULE 13D                    Page 15 of 15



                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  December 4, 2006

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          Its General Partner



By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------      -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary



BLUM STRATEGIC GP II, L.L.C.          BLUM STRATEGIC GP III, L.L.C.


By: /s/ Gregory D. Hitchan             By:  /s/ Gregory D. Hitchan
    -------------------------------    -------------------------------------
    Gregory D. Hitchan                 Gregory D. Hitchan,
    Managing Member                    Managing Member


BLUM STRATEGIC GP III, L.P.           SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Strategic GP III, L.L.C.    By:  Blum Capital Partners, L.P.
     Its General Partner                    Its Managing Member
                                      By:  Richard C. Blum & Associates, Inc.
                                           Its General Partner




By: /s/ Gregory D. Hitchan              By:  /s/ Gregory D. Hitchan
     -------------------------------    ------------------------------------
     Gregory D. Hitchan                 Gregory D. Hitchan
     Managing Member                    Partner, Chief Operating Officer,
                                        General Counsel and Secretary



CUSIP NO. 49460W208             SCHEDULE 13D                    Page 1 of 1

                                   Exhibit C
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  December 4, 2006

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          Its General Partner



By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------      -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary



BLUM STRATEGIC GP II, L.L.C.          BLUM STRATEGIC GP III, L.L.C.


By: /s/ Gregory D. Hitchan              By:  /s/ Gregory D. Hitchan
    -------------------------------     -------------------------------------
    Gregory D. Hitchan                  Gregory D. Hitchan,
    Managing Member                     Managing Member


BLUM STRATEGIC GP III, L.P.            SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Strategic GP III, L.L.C.    By:  Blum Capital Partners, L.P.
     Its General Partner                    Its Managing Member
                                      By:  Richard C. Blum & Associates, Inc.
                                           Its General Partner




By: /s/ Gregory D. Hitchan              By:  /s/ Gregory D. Hitchan
     -------------------------------    ------------------------------------
     Gregory D. Hitchan                 Gregory D. Hitchan
     Managing Member                    Partner, Chief Operating Officer,
                                        General Counsel and Secretary


CUSIP NO. 49460W208             SCHEDULE 13D                    Page 1 of 3

                                   Exhibit D

10b5-1 Plan Amendment
November 30, 2006

Charles Plohn Jr.
Special Equity Transactions
Merrill Lynch & Co.
4 World Financial Center
North Tower-5th Floor
New York, NY 10080

Dear Mr. Plohn:

    Reference is made to the Rule 10b5-1 Purchase Plan (the "Plan") established by Blum Capital Partners, L.P. and its affiliates (collectively, the "Fund") as of the 31st day of August, 2006. The Plan is amended and modified as follows:

1. The number of shares of common stock of Kinetic Concepts, Inc.
(the "Company") that the Fund orders Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") to purchase under the Plan is hereby increased from 3,000,000 shares to 5,200,000 shares.

2. The table attached to the Plan (as described in Section 1 of the Plan) is hereby restated as provided in Annex A to this letter. The Fund instructs Merrill Lynch to allocate the number of shares purchased under the Plan, and the price at which such shares were purchased, equally among the two components designated in Annex A, unless otherwise instructed by the Fund.

3. The end date of the Plan specified in Section 2(a) of the Plan is hereby amended to be February 2, 2007.

4. The Plan or either component as designated in Annex A may be terminated at any time by the Fund upon written notice by the Fund to Merrill Lynch.

5. All other provisions of the Plan remain unmodified.

    The Fund reconfirms to Merrill Lynch as of the date hereof that it established the Plan (as amended and modified hereby) in good faith in compliance with the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, at a time when it was not in possession of non-public material information regarding the Company.


    If you understand and agree with the foregoing, please sign below and return the enclosed agreement, whereupon this instrument, along with all counterparts, will become a binding agreement between Merrill Lynch and the Fund.


CUSIP NO. 49460W208             SCHEDULE 13D                    Page 2 of 3



       Blum Capital Partners, L.P.
	By: Richard C. Blum & Associates, Inc.,
	       its general partner

        By:  /s/ Gregory D. Hitchan
	     Name: Gregory D. Hitchan
	     Authorized Signatory

       Acknowledged and Agreed:
       Merrill Lynch, Pierce, Fenner & Smith Incorporated

       By:  /s/ Charles Plohn, Jr.
            Name:  Charles Plohn, Jr.
            Title: Managing Director


CUSIP NO. 49460W208             SCHEDULE 13D                    Page 3 of 3



ANNEX A


                        Daily Pricing Strategy

No purchases under the Plan shall be made prior to December
14, 2006.

Component A
Total Volume Limit 1.9mm shares ("Component A Total Volume")


Price Limit
Maximum Daily Target Volume

$
                   shares

$
                   shares (with cumulative volume limit of  shares
                once price limit is reached which is applicable to all shares purchased under this Plan after 12/14/07 but prior to 12/27/06 - after 12/27/06 subject to Component A Total Volume)


Below $
         No daily limit (with cumulative volume limit of shares once price limit is reached which is applicable to all shares purchased under this Plan after 12/14/07 but prior to 12/27/06 - after 12/27/06 subject to Component A Total Volume)


Component B

Total Volume Limit 1.9mm shares ("Component B Total Volume")



Price Limit
Maximum Daily Target Volume

$
                    shares

$
                    shares

Below $
        No daily limit